Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

NORSEMONT MINING INC.
507 – 700 West Pender Street
Vancouver, BC V6C 1G8
Tel: (604) 669-9788

Item 2	Date of Material Change

June 28, 2007

Item 3	News Release

Issued on June 28, 2007, at Vancouver, British Columbia, Canada and disseminated through Sedar.

Item 4	Summary of Material Change

Vancouver, June 28, 2007 – Norsemont Mining Inc. (“the Company”) (TSX: NOM) today announced that it has arranged a non-brokered private placement of 5.625 million units. The units were placed at a price of C$1.60 each, for gross proceeds of C$9 million. Each unit consists of one common share and one-half of one common-share purchase warrant. Each whole common-share purchase warrant entitles the holder to acquire one additional common share of the company at an exercise price of $1.95 within 24 months of closing. Closing is expected on or before July 20, 2007. The placement is subject to regulatory approval.

Item 5	Full Description of Material Change

Please see attached News Release.

INSTRUCTION

If your company is engaged in oil and gas activities, the disclosure under Item 5 must also satisfy the requirements of Part 6 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

INSTRUCTION

# 507 – 700 West Pender St., Vancouver, B.C. V6C 1G8
Tel: 604-669-9788 Fax: 604-669-9768
www.norsemont.com investors@norsemont.com

Refer to subsections 7.1 (4), (5), (6) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

None.

INSTRUCTIONS

In certain circumstances where a material change has occurred and a Report has been or is about to be filed but subsection 7.1(2), (3) or (5) of National Instrument 51-102 is not or will no longer be relied upon, your company may nevertheless believe one or more significant facts otherwise required to be disclosed in the Report should remain confidential and not be disclosed or not be disclosed in full detail in the Report.

Item 8	Executive Officer

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Tony M. Ricci
CFO
(604) 669-9788 ext. 108

Item 9	Date of Report

June 28, 2007

# 507 – 700 West Pender St., Vancouver, B.C. V6C 1G8
Tel: 604-669-9788 Fax: 604-669-9768
www.norsemont.com investors@norsemont.com

NEWS RELEASE

June 28, 2007
Shares Issued and Outstanding: 29,812,878

TSX: NOM

Norsemont Mining Arranges Non-Brokered $9 million Private Placement

Proceeds to be used to advance exploration and
development of the Constancia Copper/Molybdenum/Silver Project

Vancouver, June 28, 2007 – Norsemont Mining Inc. (“the Company”) (TSX: NOM) today announced that it has arranged a non-brokered private placement of 5.625 million units. The units were placed at a price of C$1.60 each, for gross proceeds of C$9 million. Each unit consists of one common share and one-half of one common-share purchase warrant. Each whole common-share purchase warrant entitles the holder to acquire one additional common share of the company at an exercise price of $1.95 within 24 months of closing. Closing is expected on or before July 20, 2007. The placement is subject to regulatory approval.

The Sentient Group, currently the largest shareholder in the Company, has agreed to purchase $2 million of the $9 million placement.

The proceeds from the private placement will be used primarily to accelerate exploration and development of the Constancia Project and for general working capital purposes.

The securities sold have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

# 507 – 700 West Pender St., Vancouver, B.C. V6C 1G8
Tel: 604-669-9788 Fax: 604-669-9768
www.norsemont.com investors@norsemont.com

About Norsemont Mining
Norsemont Mining is a Canadian exploration company exploring the Constancia Cu-Au-Mo deposit in Peru, which has been optioned from Rio Tinto Plc.

For more information please contact:

Dennis Nenadic
Investor Relations
Norsemont Mining

Phone:	604-669-9788 X 103
Fax:	604-669-9768
E-Mail:	investors@norsemont.com
Web Site:	www.norsemont.com

# 507 – 700 West Pender St., Vancouver, B.C. V6C 1G8
Tel: 604-669-9788 Fax: 604-669-9768
www.norsemont.com investors@norsemont.com